Mail Stop 0306

November 05, 2004



Via: US Mail and Facsimile to (408) 321-0987


Mr. Michael D. Craighead
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, CA  950134

	RE:	Pericom Semiconductor Corporation
		Form 10-K for the fiscal year ended June 30, 2004
		File No. 000-27026

Dear Mr. Craighead:

We have reviewed your response to our letter dated October 6, 2004 and have the following additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations - Pages 12 to 19

Results of Operations

Gross Profit - Page 29
1. We have read and considered your response to comment 4. Revise future filings to clearly disclose your inventory obsolescence policy in MD&A and in the notes to your financial statements. You may want to consider the followings in your disclosure:
a. The facts and circumstance leading to inventory obsolescence;
b. The method and significant assumptions used to determine the amount and timing of inventory write-down;
c. How you price previously write-down inventory when subsequently sold;
d. How you dispose of written-off inventory;
e. Total inventory written-off to date, the amount sold, the amount discarded and the amount still on your books;
f. The impact of sold excess inventory on your gross margin.

Financial Statements

Note 1: Summary of Significant Account Policies

Revenue Recognition - Page 45
2. We have read and considered your response to comment 15. You state that you have significant sales arrangements with your distributors, such as price protection, right of returns, sales incentives and other discounts. Please revise and expand future filings to include the terms of these arrangements, how you recognize the related revenues and how you met the criteria outlined in paragraph 6 of SFAS 48.


*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Enunwaonye, Staff Accountant, at (202) 824-5529 or me at (202) 942-1984 if you have any questions.


							Sincerely,



							Martin F. James
							Senior Assistant Chief Accountant
Mr. Michael D. Craighead
Pericom Semiconductor Corporation
November 5, 2004
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